# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Actelis Networks Inc, CIK 0001141284
CUSIP: 00503R508
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 710 Lakeway Drive, Suite 200, Sunnyvale, California (CA), 94805
Date of event which requires filing of this statement: 12/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 643,250; shared voting power 0; sole dispositive power 643,250; shared dispositive power 0; aggregate amount beneficially owned 643,250 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Actelis Networks Inc
Address of issuer's principal executive offices: 710 Lakeway Drive, Suite 200, Sunnyvale CA 94805

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
643,250

The amounts in Row (5), (7) and (9) represent 600,000 shares of Common Stock and 43,250 Pre-Funded Warrants to purchase shares of Common Stock. The amounts do not include 169,250 Pre-Funded Warrants to purchase shares of Common Stock and 812,500 Warrants to purchase shares of Common Stock, each of which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 6,395,892 shares of Common Stock outstanding after the offering (assuming no exercise of the common warrants and placement agent warrants issued in the offering), based on the Issuer's Prospectus filed under Rule 424(b)(4) and a Current Report on Form 8-K each filed with the Securities and Exchange Commission on December 19, 2025.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 643,250
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 643,250
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (12/29/2025)